

Mail Stop 3628

March 8, 2016

<u>Via E-mail</u>
Michael Blackham
Treasurer
WFN Credit Company, LLC
3100 Easton Square Place, #3108
Columbus, Ohio 43219

> **Re: World Financial Network Credit Card Master Note Trust**
> **Amendment No. 1 to Form SF-3**
> **Filed February 25, 2016**
> **File No. 333-208463**

Dear Mr. Blackham:

We have reviewed your filing and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form of Prospectus</u>

<u>Static Pool Information, page 96</u>

1. We note your response to our prior comment 20 and reissue. It is not clear why a comparison with the delinquency experience for the master trusts provides the appropriate disclosure for a revolving asset master trust. At a minimum, please include a description of how the static pool information required by Item 1105 differs from the information provided about the asset pool.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Martha O'Malley, Alliance Data
        Julie A. Gillespie, Mayer Brown LLP